02052008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING
RECEIVED
AUG 19 2002
WASH. D.C. SECTION

For the month of AUGUST, 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 16 AUGUST 2002

By Luke Thomas
(Signature) *

PROCESSED
AUG 20 2002
THOMSON FINANCIAL

News Release

SPIRENT

Inspired innovation

808 – 16 August 2002

SPIRENT PLC COMPLETES ACQUISITION OF CAW NETWORKS, INC.

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, announces that it has completed the acquisition of Caw Networks, Inc. (Caw) for an initial cash consideration of $49 million (approximately £31.6 million) comprised of approximately $45 million in cash and $4 million in a combination of Spirent restricted shares and options pursuant to an employee stock plan. The cash element of the initial consideration will be funded out of the proceeds of Spirent's recent divestments.

Deferred consideration up to a value of $60 million (approximately £38.7 million), expected to be satisfied by the issue of a maximum of 32.3 million Spirent shares, is payable on an earn-out basis dependent upon the revenues and certain technological milestones achieved by Caw for the year ending 31 December 2003.

In connection with the rollover of Caw Common Stock under the Caw 2000 Stock Plan into Spirent Ordinary shares, 2,597,417 Spirent Ordinary shares of 3 1/3p each have been issued as part of the initial consideration.

Accordingly, in respect of the Spirent restricted shares, application has been made to The UK Listing Authority for Ordinary shares to be admitted to the Official List and to the London Stock Exchange for these Ordinary shares to be admitted to trading. The Ordinary shares rank pari passu with the existing issued Ordinary shares of the Company. Dealings are expected to commence on 16 August 2002 subject to the restrictions in the stock plan rules.

Commenting on the acquisition which was announced on 22 July 2002, Nicholas Brookes, Chief Executive of Spirent, said:

"This acquisition provides us with key software technology to pursue a new and critical sector of the market that is highly complementary to our existing performance analysis capabilities. With Caw's technology, we will be able to provide comprehensive Layer 1 to 7 solutions enabling us to further penetrate our existing customer base and broaden our reach in the enterprise IT market."

- ends -

Enquiries

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Investor Relations		
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media		
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

SPIRENT

About Spirent

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialise new products and services and realise product synergies; risks relating to the sale or acquisition of and subsequent ability to integrate businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; risks of downturns in the industries in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.